

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 10, 2015

Via E-mail
Jeffrey T. Hanson
Chief Executive Officer
Griffin-American Healthcare REIT IV, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

> **Re: Griffin-American Healthcare REIT IV, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 23, 2015**
> **File No. 333-205960**

Dear Mr. Hanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In the forepart of the prospectus, please include disclosure that affirmatively states that fees can be increased without shareholder consent.

2.   We note your disclosure on the cover page of the prospectus that the servicing fee will not exceed the 10% limitation on underwriting compensation imposed by FINRA. Please revise your disclosure throughout the prospectus, including the summary and use of proceeds sections, to disclose that total selling commissions and dealer manager fees (i.e., 6.0% selling commissions and dealer manager fees plus 4% stockholder servicing fee) would be 10% if the servicing fee was paid in full. Please see your related disclosure on page 189.

3.   We note your disclosure that you will pay to your adviser acquisition fees up to 4.50%. Please tell us whether the amount of these acquisition fees is higher than what is typically paid in the industry. If these acquisition fees are higher, please include disclosure in the

prospectus, including the summary, that explains how these fees are higher than what is customarily paid.

Questions and Answers About this Offering

Q: What will you do with the money raised in this offering? page 3

4. When discussing the costs of the offering, please include the servicing fee.

Prospectus Summary

Estimated Use of Proceeds, page 7

5. Please revise your table to include a footnote to provide additional information regarding your acquisition fees, including but not limited to the contingent acquisition fee.

Estimated Use of Proceeds, page 59

6. We note that the amount of the acquisition fees in the table is 4.1% percent of the offering. Please reconcile this amount with the disclosure in footnote (5) that you will pay acquisition fees up to 4.5%.

Notes to Consolidated Balance Sheets

3. Commitments and Contingencies

Other Organizational and Offering Expenses, page F-4

7. Please amend to clarify for what portion of the amount disclosed you are liable, as you indicate you are no longer required to reimburse your advisor for certain other organizational and offering expenses.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Seth K. Weiner